UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. _______)*
Carrollton Bancorp
(Name of Issuer)
Common stock
(Title of Class of Securities)
145282109
(CUSIP Number)
Carrollton Bancorp 2328 West Joppa Road, Suite 325 Lutherville, MD 21093 (410) 494-2580
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 145282109	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
Financial Services Partners Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
7,816,379
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
7,816,379
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,816,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.6%1
14	TYPE OF REPORTING PERSON (See Instructions)
OO

1       Percentage based on an aggregate of 9,355,378 shares of Common Stock as issued and outstanding as of the close of business on April 22, 2013, and is expressed as the quotient of the number of shares that the Reporting Person may be deemed to have beneficial ownership of, divided by 9,355,378.

CUSIP No. 145282109	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
Hovde Private Equity Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
7,816,379
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
7,816,379
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,816,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.6%1
14	TYPE OF REPORTING PERSON (See Instructions)
IA

CUSIP No. 145282109	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
Hovde Acquisition I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
7,816,379
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
7,816,379
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,816,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.6%1
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 145282109	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
Eric D. Hovde
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
7,816,379
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
7,816,379
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,816,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.6%1
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 145282109	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
Richard J. Perry, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
7,816,379
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
7,816,379
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,816,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.6%1
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 145282109	13D	Page 7 of 12 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock (“Common Stock”), of Carrollton Bancorp, a Maryland corporation, with its principal executive offices located at 2328 West Joppa Road, Suite 325, Lutherville, Maryland 21093 (the “Company” or “Carrollton”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”): (i) Financial Services Partners Fund I, LLC; (ii) Hovde Acquisition I, LLC; (iii) Hovde Private Equity Advisors, LLC; (iv) Eric D. Hovde; and (v) Richard J. Perry, Jr.

(b)           The principal business address of each Reporting Person is:

c/o Financial Services Partners Fund I, LLC
1826 Jefferson Place, NW
Washington, DC 20036

(c)           The principal business of Hovde Private Equity Advisors, LLC is investment advisory services.

The principal business of Hovde Acquisition I, LLC is asset management.

The principal business of Financial Services Partners Fund I, LLC is banking and asset management.

Eric D. Hovde serves as Managing Member, President and Chief Executive Officer of Hovde Private Equity Advisors, LLC, and as Managing Member of Hovde Acquisition I, LLC.

Richard J. Perry, Jr., serves as Managing Member, Chief Operating Officer and General Counsel of Hovde Private Equity Advisors, LLC, and as Managing Member of Hovde Acquisition I, LLC.

(d)           None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Reporting Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities were acquired in a merger transaction in exchange for shares of a corporation, substantially all of whose common stock was owned by Financial Services Partners Fund I, LLC, as described in the following paragraph.

CUSIP No. 145282109	13D	Page 8 of 12 Pages

Effective April 8, 2012, Carrollton, Jefferson Bancorp, Inc. (“Jefferson”), a Delaware corporation, and Financial Services Partners Fund I, LLC (“FSPF”), a Delaware limited liability company entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”).  Effective at 11:59pm on April 19, 2013 (the “Effective Time”), Jefferson was merged with and into Carrollton, and the separate corporate existence of Jefferson ceased and Carrollton survived and continued to exist as a Maryland corporation (the “Parent Merger”).  Simultaneously, Carrollton Bank, the subsidiary bank of Carrollton, was merged with and into Bay Bank, FSB (“Bay Bank”), the principal subsidiary bank of Jefferson, and the separate corporate existence of Carrollton Bank ceased and Bay Bank survived and continued to exist as a federal savings bank and wholly-owned subsidiary of Carrollton.

Pursuant to the provisions of the Merger Agreement each share of common stock of Jefferson, par value $0.01 per share (“Jefferson Common Stock”), issued and outstanding immediately prior to the Effective Time was converted into the right to receive 2.2217 shares of common stock of Carrollton, par value $1.00 per share (“Carrollton Common Stock”).  In connection with the consummation of the Parent Merger, FSPF purchased from Jefferson 918,197 shares of Jefferson Common Stock at a per share price of $11.98, for an aggregate cash consideration equal to $11,000,000.06 (the “Investment”), with the closing of the Investment occurring on April 18, 2013.  Further, in connection with the Parent Merger, the holders of Carrollton Common Stock, were, prior to the Effective Time, entitled to make an election to receive $6.20 in cash, without interest, for each share of Carrollton Common Stock surrendered to Carrollton by such holders effective upon consummation of the Parent Merger (the “Election”).  The foregoing references to, and description of, the Merger Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement and the amendments thereto, which are included as Exhibits 99.2, 99.3, and 99.4 hereto and are each incorporated by reference into this Item 3.

As a result of the Parent Merger, and the Investment and Election in conjunction therewith, FSPF owns approximately 83.6% of Carrollton’s total outstanding shares, with the Company’s shareholders prior to the Investment and the Parent Merger owning the remaining approximately 16.4%.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the ownership interests referred to in Item 3 pursuant to the Parent Merger described therein in pursuit of their objective to acquire assets in the banking industry.

In connection with obtaining required regulatory approval of the Parent Merger from the Board of Governors of the Federal Reserve System (the “Federal Reserve”), Mr. Hovde and Hovde Acquisition I, LLC, together with West Acquisition LLC which indirectly owns substantially all of the capital stock of Sunwest Bank and is indirectly controlled by Mr. Hovde and Mr. Perry, committed to combine and restructure the holding companies that currently control Bay Bank, Carrollton and Sunwest Bank into a single bank holding company. The applications for approval to effect such combination and restructuring are required to be filed with the Federal Reserve within 120 days of the completion of the Parent Merger and the combination and restructuring is required to be consummated within 150 days after such transactions are approved by the Federal Reserve.  As of this date, the Reporting Persons and Western Acquisition LLC continue to evaluate how to most effectively and efficiently conduct this combination and restructuring. Given that a plan or proposal to effect the required combination and restructuring has not yet been determined, it would be speculative to discuss any consequences to the beneficial ownership of the Reporting Persons or the corporate structure of Carrollton as a result of such a plan or proposal. At such time as a definitive plan or proposal for combination and restructuring is determined, the Reporting Persons will amend this Schedule 13D to make any required disclosure under any necessary subsections of this Item 4.

Except as disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

CUSIP No. 145282109	13D	Page 9 of 12 Pages

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the issuer;

f.
Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Persons may be deemed to be the beneficial owners of 7,816,379 shares of Common Stock held in the aggregate, or approximately 83.6% of the issued and outstanding Common Stock, based on the number of shares represented by the Company as being issued and outstanding as of the close of business on April 22, 2013, after giving effect to the Investment, the Election and the Parent Merger.

(b)           Each Reporting Person may be deemed to have shared voting power and/or shared dispositive power with respect to the aggregate 7,816,379 shares of Common Stock held by the Reporting Persons as a result of their indirect or direct ownership of the Carrollton Common Stock, or their role as Manager, Managing Member, or Investment Advisor of an entity indirectly or directly owning the Company’s Common Stock.

(c)           To the knowledge of each Reporting Person, no transactions in shares of Carrollton Common Stock have been effected during the past sixty days by the Reporting Persons, other than in connection with the execution of the Merger Agreement and Parent Merger described herein.

(d)           To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned directly or indirectly by each Reporting Person, other than such Reporting Person.

CUSIP No. 145282109	13D	Page 10 of 12 Pages

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Carrollton and FSPF are parties to a Registration Rights Agreement entered into in conjunction with the Parent Merger, effective April 19, 2013 (the “Effective Date”). Pursuant to that Registration Rights Agreement, FSPF, as a shareholder of Carrollton, maintains the right, under certain circumstances, to demand that Carrollton register the sale of the Carrollton Common Stock that FSPF acquired as a result of the Parent Merger, as well as any additional shares of Carrollton Common Stock acquired by FSPF subsequent to the Effective Date, under the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder. The foregoing references to, and description of, the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Registration Rights Agreement, which is included as Exhibit 99.5 hereto and is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2
Agreement and Plan of Merger, dated as of April 8, 2012, by and among Carrollton Bancorp, Jefferson Bancorp, Inc. and Financial Services Partners Fund I, LLC (filed as Exhibit 2.1 to the Current Report on Form 8-K previously filed by the Company on April 10, 2012 and incorporated by reference herein).

Exhibit 99.3
First Amendment to Agreement and Plan of Merger, dated as of May 7, 2012, by and among Carrollton Bancorp, Jefferson Bancorp, Inc. and Financial Services Partners Fund I, LLC (filed as Exhibit 2.1 to the Current Report on Form 8-K previously filed by the Company on May 7, 2012 and incorporated by reference herein).

Exhibit 99.4
Second Amendment to Agreement and Plan of Merger, dated as of February 28, 2013, by and among Carrollton Bancorp, Jefferson Bancorp, Inc. and Financial Services Partners Fund I, LLC (filed as Exhibit 2.1 to the Current Report on Form 8-K previously filed by the Company on March 1, 2013 and incorporated by reference herein).

Exhibit 99.5
Registration Rights Agreement, dated as of April 19, 2013, by and between Carrollton Bancorp and Financial Services Partners Fund I, LLC (filed as Exhibit 4.1 to the Current Report on Form 8-K previously filed by the Company on April 25, 2013 and incorporated by reference herein).

CUSIP No. 145282109	13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 29, 2013

/s/ Eric. D. Hovde
Eric D. Hovde

/s/ Richard J. Perry, Jr.
Richard J. Perry, Jr.

FINANCIAL SERVICES PARTNERS FUND I, LLC

By: Hovde Acquisition I, LLC,
its Managing Member

By:	/s/ Richard J. Perry, Jr.
Name: Richard J. Perry, Jr.
Title: Managing Member

HOVDE ACQUISITION I, LLC

By:	/s/ Richard J. Perry, Jr.
Name: Richard J. Perry, Jr.
Title: Managing Member

HOVDE PRIVATE EQUITY ADVISORS, LLC

By:	/s/ Richard J. Perry, Jr.
Name: Richard J. Perry, Jr.
Title: Managing Member